Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

23 December 2008

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 6 November 2008, 2 December 2008, 3 December 2008, 5 December 2008, 10 December 2008 and 12 December 2008 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

Encl.
AC/kh

dw 3/5

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code : 0017)

Directors:
Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
LIANG Chong-Hou, David
LEUNG Chi-Kin, Stewart
CHENG Chi-Kong, Adrian

Non-executive Directors:
YEUNG Ping-Leung, Howard*
Dr. CHA Mou-Sing, Payson, JP*
CHENG Kar-Shing, Peter
CHOW Kwai-Cheung
HO Hau-Hay, Hamilton*
LEE Luen-Wai, John, JP*
LIANG Cheung-Biu, Thomas
CHA Mou-Zing, Victor
(alternate director to Dr. CHA Mou-Sing, Payson)
* *Independent non-executive director*

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

3 December 2008

To the shareholders and, for information purposes only,
the holders of the outstanding share options of the Company

Dear Sir or Madam,

FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2008

Particulars of the Final Dividend

On 14 October 2008, it was announced that the Directors of New World Development Company Limited ("the Company") resolved to recommend a final dividend for the year ended 30 June 2008 of HK$0.25 per share ("Final Dividend") to shareholders on the register of members as at 2 December 2008, and as to HK$0.01 per share, this dividend will be paid in cash to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) and as to HK$0.24 per share, this dividend should take the form of scrip dividend with a cash option to shareholders. At the annual general meeting held on 2 December 2008, the Final Dividend was approved.

Accordingly, each shareholder has the choices of receiving:

(a) an allotment of new shares with a nominal value of HK$1.00 each ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equal to, save for adjustment for fractions, the total amount of dividend which such shareholder could elect to receive in cash in respect of HK$0.24 per share; or

(b) cash of HK$0.24 per share; or

(c) partly New Shares and partly cash.

In all the above cases, shareholders will receive in addition cash of HK$0.01 per share.

For the purpose of calculating the number of New Shares to be allotted under (a) and (c) above, the market value of a New Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing share of the Company on The Stock Exchange of Hong Kong Limited for the five trading days (on which such price is available) up to and including 10 December 2008 as follow:

$$\text{Number of New Shares to be received} = \text{Number of existing shares for which cash election is not made} \times \frac{\text{HK\$0.24}}{\text{five trading days average closing price} \times \frac{97}{100}}$$

Consequently, it will not be possible to determine until after the close of business on 10 December 2008, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled. An announcement setting out the basis of allotment of the New Shares will be made on 11 December 2008.

The number of New Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to New Shares under choices (a) and (c) above will be disregarded and the benefit thereof will accrue to the Company.

Stock Exchange Listing and Certificates

The shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. No part of the Company's securities are listed or dealt in on any other stock exchange, nor is listing or permission to deal on any other exchange being or proposed to be sought.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the New Shares. It is expected that certificates for the New Shares and cheques for cash entitlements will be posted to shareholders at the risk of those entitled thereto on or before 21 January 2009. The New Shares will not rank for the Final Dividend but will rank pari passu in all other respects with the existing shares of the Company. Dealing of the New Shares on The Stock Exchange of Hong Kong Limited is expected to commence on 23 January 2009 after despatch to shareholders of the certificates for the New Shares.

Form of Election

A form of election has been prepared and sent herewith for use by shareholders who wish to receive the Final Dividend wholly in cash or partly in cash and partly by the issue of New Shares, or to make a permanent election to receive cash in lieu of any future dividend in scrip form.

Shareholders who wish to elect to receive all or part of the Final Dividend in cash in lieu of allotment of New Shares must complete the form of election in accordance with the instructions printed thereon and return them to the Company's Share Registrars, Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong so as to arrive not later than 4:00 p.m. on Friday, 19 December 2008. No acknowledgment of receipt of the form of election will be issued. Those shareholders electing to receive New Shares are advised to refer to the announcement to be made on 11 December 2008 regarding the basis of allotment of the New Shares.

Shareholders who wish to receive the scrip portion of the Final Dividend of HK$0.24 wholly in form of New Shares should not complete the form of election.

No form of election will be sent to any shareholder who has made earlier a permanent election to receive cash in lieu of any future dividend in scrip form. Any such shareholder wishing to change his existing permanent election for cash and to elect to receive New Shares or partly New Shares and partly cash must give at least seven days' notice in writing before 19 December 2008 (i.e. on or before 12 December 2008) to Tricor Tengis Limited at the address stated above.

Overseas Shareholders

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia. After making enquiries with legal advisers in relevant jurisdictions regarding legal restrictions and regulatory requirements, the Company understands there are restrictions from inviting shareholders in those jurisdictions to receive the Final Dividend in scrip form, either absolutely or unless local approval, registration or other requirements or formalities are complied with.

In particular, the Company has been advised by lawyers in Malaysia that based on their interpretation of the Capital Market and Services Act 2007, the scrip dividend scheme would fall within the provisions of section 212 of the Capital Market and Services Act 2007 and it would be necessary to comply with the requirements of sections 212, 231 and 232 of the Capital Market and Services Act 2007 which necessitates the submission of the proposal to the Securities Commission of Malaysia for its approval, and registration of a prospectus with the Securities Commission of Malaysia.

In these circumstances, the Directors consider that it would be necessary or expedient for shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia not to be permitted to receive the Final Dividend in scrip form. Such shareholders will receive the Final Dividend wholly in cash. This document will be sent to those shareholders for information only.

All other shareholders with a registered address outside Hong Kong or otherwise resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the Final Dividend in scrip form or if any governmental or other consent is required or other formalities need to be observed. No person resident in any territory outside Hong Kong and no person receiving in any territory outside Hong Kong a copy of this document and/or a form of election may treat the same as an invitation to him to subscribe shares unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This document and the form of election will not be registered in Hong Kong or in any other jurisdiction.

The Directors have been advised by the relevant local legal advisors that in relation to shareholders who are resident in the provinces of British Columbia and Ontario, Canada (the "Canadian Shareholders"), securities obtained by Canadian Shareholders by way of scrip dividend will be restricted securities in Canada. Accordingly, Canadian Shareholders that intend to sell shares acquired in the scrip form of the Final Dividend must: (i) effect the sale through an appropriately registered dealer or pursuant to an exemption from the dealer registration requirement under applicable provincial and territorial securities laws, instruments and rules in Canada and (ii) satisfy the prospectus filing requirement under local provincial and territorial securities laws, instruments and rules in Canada or rely on an exemption from the same. Canadian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Final Dividend in scrip form and in relation to future sale of any shares so acquired.

Shareholders who are resident in Australia (the "Australian Shareholders") should note that, according to advice obtained by the Company from local legal advisors in Australia, in some circumstances the Corporations Act 2001 (Cth) of Australia imposes certain restrictions on the on-sale of shares in Australia without a disclosure document in the 12 months following the original issue of shares in reliance on an exemption, unless an exception or exemption applies. The Australian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Final Dividend in scrip form or cash form and in relation to future sale of any shares so acquired.

Shareholders having a registered address in the Philippines should note that exemption from the registration statement is claimed under the provision of Section 10.1(d) of the Philippine Securities Regulation Code. No confirmation has been obtained from the Philippine Securities and Exchange Commission that the scrip dividend scheme qualifies as an exempt transaction.***THE SECURITIES BEING OFFERED OR SOLD HEREIN HAVE NOT BEEN REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE SECURITIES REGULATION CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.***

General

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder.

Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Dealings in the shares of the Company may be settled through the Central Clearing and Settlement System. Investors should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Expected timetable

Fix the market value of a New Share (5 trading days average)	Thursday, 4 December 2008 to Wednesday, 10 December 2008
Publish an announcement setting out the basis of allotment of the New Shares	Thursday, 11 December 2008
Last day of receipt of form of election	Friday, 19 December 2008
Dividend warrant and share certificate to all shareholders	Wednesday, 21 January 2009
Commencement of dealings in the New Shares	Friday, 23 January 2009

Yours faithfully,
CHENG KAR-SHUN, HENRY
Managing Director

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 17)

新創建 NWS
新創建集團有限公司*
NWS HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(stock code: 659)

CONNECTED TRANSACTION

The NWD Board and the NWS Board jointly announce that on 6 November 2008, NWSS and NWST entered into the Shareholder's Loan Agreement whereby NWSS agreed to lend to NWST the Shareholder's Loan for the sum of HK$222.5 million.

Given that NWST is a connected person of each of NWD and NWS, the Shareholder's Loan Agreement and the transaction contemplated thereunder constitutes a connected transaction for each of NWD and NWS under the Listing Rules. As the percentage ratios involved are more than 0.1% but less than 2.5% for both NWD and NWS, the connected transaction contemplated under the Shareholder's Loan Agreement is subject to disclosure by way of an announcement and is exempt from the approval by the independent shareholders of both NWD and NWS under the Listing Rules.

BACKGROUND

NWS, through NWSS, currently holds 50% equity interests in NWST while the remaining 50% equity interests are held by CTF Group. NWST operates transport and related businesses in Hong Kong, Macau and the PRC. Its major subsidiaries include New World First Bus Services Limited, Citybus Limited, New World First Ferry Services Limited and New World First Ferry Services (Macau) Limited.

SHAREHOLDER'S LOAN AGREEMENT DATED 6 NOVEMBER 2008

Parties

Lender: NWSS

Borrower: NWST

The Shareholder's Loan

Pursuant to the Shareholder's Loan Agreement, NWSS agreed to lend to NWST the Shareholder's Loan for the sum of HK$222.5 million (or in any other currency equivalent to such amount as instructed by NWST). CTF Group has also offered the same amount of shareholder's loan to NWST on 6 November 2008. The shareholders' loans offered by CTF Group and NWS Group are in proportion to their respective shareholdings in NWST.

Term

The period from the date of granting of the Shareholder's Loan by NWSS to NWST to 31 October 2009 (both days inclusive) or for such other period as the parties may agree on from time to time.

Interest

Subject to the terms of the Shareholder's Loan Agreement, interest shall accrue on any outstanding amount of the Shareholder's Loan at a rate of HIBOR plus 1.1% per annum.

Repayment of the Shareholder's Loan

The Shareholder's Loan together with all interest accrued thereon shall be repaid by NWST to NWSS on the occurrence of any of the following events, whichever occurs earlier:

(a) the expiry of the term as mentioned above; or

(b) NWST goes into liquidation or any petition for its winding up is presented.

SUBORDINATION DEED

Pursuant to the Facilities Agreement, subordination of the Shareholder's Loan to the lenders to the Facilities Agreement is required. As such, a subordination deed has been entered into between NWSS as subordinated lender, NWST as debtor and the security agent under the Facilities Agreement and pursuant to which the rights of NWSS for repayment of the Shareholder's Loan (including the interest to be accrued) will be governed by the terms of this deed. Moreover, CTF Group has entered into another subordination deed for subordination of the shareholder's loan, which was offered by it to NWST, to the lenders to the Facilities Agreement simultaneously.

REASONS FOR AND BENEFITS OF THE ENTERING INTO THE SHAREHOLDER'S LOAN AGREEMENT

The purpose of entering into the Shareholder's Loan Agreement is to offer to NWST the Shareholder's Loan for financing its general working capital requirement. By offering the Shareholder's Loan, an estimated interest income of approximately HK$10 million per annum will be received by NWSS.

RELATIONSHIPS BETWEEN THE PARTIES AND CONNECTED TRANSACTION

Each of CTF and NWS indirectly owns 50% of the total issued share capital of NWST. Given that, as at the date of this announcement, CTF holds approximately 37.9% of the total issued share capital of NWD which, in turn, holds approximately 56.9% of the total issued share capital of NWS: (a) CTF is a substantial shareholder of each of NWD and NWS; and (b) NWST, being an associate of CTF, is a connected person of each of NWD and NWS.

The transaction contemplated under the Shareholder's Loan Agreement constitutes a connected transaction for NWS. As the percentage ratios involved are more than 0.1% but less than 2.5% for NWS, the connected transaction contemplated under the Shareholder's Loan Agreement is subject to disclosure by way of an announcement and is exempt from the approval by the independent shareholders of NWS under the Listing Rules.

Moreover, by virtue of the fact that NWS is a subsidiary of NWD, the transaction contemplated under the Shareholder's Loan Agreement also constitutes a connected transaction for NWD. As the percentage ratios involved are more than 0.1% but less than 2.5% for NWD, the connected transaction contemplated under the Shareholder's Loan Agreement is subject to disclosure by way of an announcement and is exempt from the approval by the independent shareholders of NWD under the Listing Rules.

Each of the NWD Board and the NWS Board (including their respective independent non-executive directors) considers that the terms and conditions of the Shareholder's Loan Agreement are on normal commercial terms and are fair and reasonable and in the interests of both NWD Group and NWS Group and their respective shareholders as a whole.

INFORMATION REGARDING NWD GROUP, NWS GROUP AND NWST GROUP

NWD Group

NWD Group's principal business includes property development, property investments, hotel and infrastructure investments, services, department store operation, telecommunications and technology.

As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) the non-executive directors of NWD are Lord Sandberg, Michael, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung and Mr. Liang Cheung Biu, Thomas; and (c) the independent non-executive directors of NWD are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

NWS Group

NWS Group's principal businesses include: (a) the investment in and/or operation of facilities, contracting, transport and financial services; and (b) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as container terminals.

As at the date of this announcement: (a) the executive directors of NWS are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung and Mr. William Junior Guilherme Doo; (b) the non-executive directors of the Company are Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of the Company are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

NWST Group

NWST Group operates transport and related businesses in Hong Kong, Macau and the PRC.

TERMS USED IN THE ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"CTF"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability which holds approximately 37.9% of the total issued share capital of NWD and approximately 2.9% of the total issued share capital of NWS
"CTF Group"	collectively, CTF and its associates
"Facilities Agreement"	a facilities agreement entered into between NWST together with certain of its wholly owned subsidiaries and a syndicate of bankers in relation to the term loan and revolving credit facilities up to HK$3.3 billion
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HIBOR"	Hong Kong Interbank Offered Rate
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Macau"	the Macau Special Administrative Region of the PRC

"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited
"NWD Board"	the board of directors of NWD
"NWD Group"	collectively, NWD and its subsidiaries
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited
"NWS Board"	the board of directors of NWS
"NWS Group"	collectively, NWS and its subsidiaries
"NWSS"	NWS Service Management Limited, a company incorporated in the British Virgin Islands and is an indirect wholly owned subsidiary of NWS
"NWST"	NWS Transport Services Limited, a company incorporated in the British Virgin Islands in which NWSS holds 50% equity interests
"NWST Group"	collectively, NWST and its subsidiaries
"PRC"	The People's Republic of China
"Shareholder's Loan"	a loan for the sum of HK$222.5 million (or in any other currency equivalent to such amount as instructed by NWST) lent by NWSS to NWST by way of shareholder's loan
"Shareholder's Loan Agreement"	the shareholder's loan agreement entered into between NWSS and NWST on 6 November 2008 in respect of the Shareholder's Loan
"%"	per cent.

By order of the board of **New World Development Company Limited** **Leung Chi Kin, Stewart** *Company Secretary*	By order of the board of **NWS Holdings Limited** **Dr. Cheng Kar Shun, Henry** *Chairman*

Hong Kong, 6 November 2008

* *For identification purposes only*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

POLL RESULTS OF ANNUAL GENERAL MEETING AND RETIREMENT OF DIRECTOR

POLL RESULTS OF ANNUAL GENERAL MEETING

The Board of Directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce that at the annual general meeting of the Company held on 2 December 2008 (the "AGM"), a poll was demanded by the Chairman of the AGM in accordance with the Company's articles of association for voting on all proposed resolutions as set out in the notice of AGM dated 31 October 2008. All resolutions were approved by shareholders of the Company by way of a poll. Tricor Tengis Limited, the Share Registrar of the Company, acted as scrutineer for the poll at the AGM. The poll results in respect of the resolutions proposed at the AGM were as follows:

	Resolutions	Number of Votes (%) For	Number of Votes (%) Against
1.	To consider and adopt the audited Statement of Accounts and the Reports of the Directors and the Independent Auditors for the year ended 30 June 2008.	2,139,954,209 (99.99%)	277,360 (0.01%)
2.	To declare a final dividend. (a final dividend of HK$0.25 per share comprising a cash dividend and a scrip dividend with a cash option to shareholders registered on 2 December 2008)	2,235,824,251 (99.99%)	61,761 (0.01%)
3.	(i) To re-elect Dato' Dr. Cheng Yu-Tung as Director.	2,229,184,095 (99.70%)	6,775,740 (0.30%)
	(ii) To re-elect Dr. Sin Wai-Kin, David as Director.	2,232,077,607 (99.83%)	3,885,305 (0.17%)
	(iii) To re-elect Mr. Liang Chong-Hou, David as Director.	1,557,627,371 (69.67%)	678,179,631 (30.33%)
	(iv) To re-elect Mr. Yeung Ping-Leung, Howard as Director.	2,211,884,595 (98.92%)	24,065,417 (1.08%)
	(v) To note the retirement of Lord Sandberg, Michael as Director and resolve not to fill up the vacancy of Director.	2,235,825,216 (99.99%)	1,035 (0.01%)
	(vi) To authorise the Board of Directors to fix the remuneration of Directors.	2,235,242,189 (99.99%)	177,035 (0.01%)
4.	To re-appoint Joint Auditors and authorise the Board of Directors to fix their remuneration.	2,235,425,610 (99.99%)	86,402 (0.01%)

Resolutions		Number of Votes (%)	
		For	Against
5.	Ordinary Resolution in Item No. 5 of the Notice of AGM. (To approve a general mandate to the Directors to repurchase shares not exceeding 10% of the existing issued share capital)	2,236,903,657 (99.99%)	302,355 (0.01%)
6.	Ordinary Resolution in Item No. 6 of the Notice of AGM. (To approve a general mandate to the Directors to issue shares not exceeding 20% of the existing issued share capital)	1,340,783,184 (59.96%)	895,214,749 (40.04%)
7.	Ordinary Resolution in Item No. 7 of the Notice of AGM. (To extend the general mandate to be given to the Directors to issue shares by the addition thereto the shares repurchased by the Company)	1,342,206,954 (60.03%)	893,729,218 (39.97%)

As more than 50% of the votes were cast in favour of each of the above resolutions, these resolutions were duly passed as ordinary resolutions.

The total number of shares entitling holders to attend and vote for or against all the resolutions at the AGM was 3,758,418,779 shares. There were no shares entitling holders to attend and vote only against the resolutions at the AGM.

RETIREMENT OF DIRECTOR

Lord Sandberg, Michael ("Lord Sandberg") retired as Non-executive Director of the Company by rotation without offering himself for re-election at the AGM due to deteriorating eyesight. Lord Sandberg confirmed that there is no disagreement with the Board and that there is no other matter in relation to his retirement that needs to be brought to the attention of the shareholders of the Company.

The Board wishes to express its sincere gratitude to Lord Sandberg for his valuable contribution to the Company during the tenure of his office.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 2 December 2008

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung and Mr. Liang Cheung-Biu, Thomas; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

END